                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 5)

                                INTERLOGIX, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  458763 10 09
                                 (CUSIP Number)

                                   BERWIND LLC
                                1 Belmont Avenue
                                    Suite 401
                              Bala Cynwyd, PA 19004
                              Attention: President
                                 (610) 771-0660

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With Copies to:

                              BERWIND Corporation
                             3000 Centre Square West
                               1500 Market Street
                             Philadelphia, PA 19102
                          Attention: Pamela I. Lehrer,
                       Vice President and General Counsel
                                 (215) 575-2319

                                       and

                                     DECHERT
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                           Attention: Carmen J. Romano
                                 (215) 994-4000

                               February 19, 2002
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

            Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 458763 10 09                                      Page 1 of 6 Pages


1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      BERWIND LLC
      I.R.S. ID NO. 23-2586128


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /  /
                                                                  (b) /  /


3     SEC USE ONLY


4     SOURCE OF FUNDS
      00


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     /  /


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware


       NUMBER OF        7     SOLE VOTING POWER
       SHARES
      BENEFICIALLY              0
       OWNED BY
        EACH            8     SHARED VOTING POWER
      REPORTING
     PERSON WITH              0


                        9     SOLE DISPOSITIVE POWER
                              0


                        10    SHARED DISPOSITIVE POWER
                              0


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                  / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%


14    TYPE OF REPORTING PERSON
      00

                                 SCHEDULE 13D

            This Amendment No. 5 amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on October 8, 1999 by SLC Technologies, Inc. ("SLC") and Berwind LLC (as successor in interest to Berwind Group Partners) ("Berwind"), as amended by Amendment No. 1, filed May 10, 2000 by Berwind, and Amendment No. 2, filed May 16, 2000 by SLC, and Amendment No. 3, filed June 6, 2000 by Berwind, and Amendment No. 4, filed December 27, 2001 by Berwind (the "Schedule 13D").

ITEM 1.     SECURITY AND ISSUER.

            This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Company Common Stock"), of Interlogix, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 114 West 7th Street, Suite 1300, Austin, Texas 78701.

ITEM 2.     IDENTITY AND BACKGROUND.

            No material changes.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Not applicable.

ITEM 4.     PURPOSE OF TRANSACTION.

            (a)-(b) Pursuant to an Agreement and Plan of Merger, dated as of December 17, 2001 (the "Merger Agreement"), by and among General Electric Company, a New York corporation ("Parent"), Margaret Acquisition, Inc., a Delaware corporation (the "Purchaser"), and Interlogix, Inc., a Delaware corporation (the "Company"), Purchaser completed an exchange offer (the "Exchange

Offer") on February 19, 2002 for all of the issued and outstanding Common Stock of the Company ("Company Common Stock") in exchange for $19.43 in cash per share and the exchange of shares of common stock of Parent ("Parent Common Stock") at a ratio of 0.5174 of a share of Parent Common Stock for each share of Company Common Stock (together the "Exchange Consideration").

            Berwind tendered all of its shares of Company Common Stock in the Exchange Offer and all such shares were accepted for payment by Purchaser.

            (c)-(j) No material changes.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            As a result of the Exchange Offer, Berwind does not own securities of the Company.

            Prior to execution of the Merger Agreement, James L. Hamling, President and CEO of Berwind ("Hamling"), owned 3,600 shares of the Company Common Stock directly, 5,400 shares of the Company Common Stock through a partnership, and options to acquire 5,000 shares of Company Common Stock. On February 21, 2002, Hamling's options were cancelled in exchange for the Exchange Consideration less the exercise price. The 9,000 shares of Company Common Stock owned by Hamling individually or through a partnership were converted into the Exchange Consideration in connection with the merger of Purchaser and the Company.

            Except as disclosed herein, to the best of Reporting Person's knowledge, none of the persons named in Item 2 or on Schedule A to the Schedule 13D beneficially owns any shares of the Company Common Stock, nor have any transactions in Company Common Stock been effected during the past 60 days by the Reporting Person or, to the best knowledge of the Reporting Person, by any of the persons named in Item 2 or on Schedule A to the Schedule 13D.

            Berwind ceased to be a five percent (5%) beneficial owner of any class of securities of the Company on February 19, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            No material changes.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.

                                  SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 28, 2002           BERWIND LLC



                                   By:   /s/ Bruce J. McKenney
                                      ---------------------------------
                                   Name: Bruce J. McKenney
                                   Title: Senior Vice President
                                   Administration